Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation
(Registrant)

December 25, 2003	BY:	/s/ Michinori Katayama

Michinori Katayama Corporate Officer General Manager Corporate Communications Department

[Translation]

December 25, 2003 TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan

Corporate Communications Dept. Corporate Officer General Manager Michinori Katayama Tel No.: 81(3) 5201-7102

Notice regarding Proposed Merger of TDK Subsidiary

     TDK Corporation (the “Company”) hereby announces that at the meeting of the Board of Directors held today, the Company reached a basic agreement and adopted a resolution that TDK Logistics Corporation, the Company’s wholly owned subsidiary, and Alps Logistics Co., Ltd. merge subject to completion of procedures required by the relevant authorities, such as an acquisition of approvals, etc., and the Company will hereafter take concrete measures.

1.	Name, location and representative of TDK Logistics Corporation and Alps Logistics Co., Ltd., respectively:

(As of March 31, 2003)
Trade Name:	TDK Logistics Corporation		Alps Logistics Co., Ltd.

Location of Head Office:	493-1, Nakahara, Kamihongo,		1756 Nippa-cho, Kohoku-ku,
	Aza, Matsudo-shi, Chiba		Yokohama-shi, Kanagawa Prefecture
	Prefecture

Representative:	Tsuneichiro Saito		Youichi Yasuma
	Representative Director		President & Representative Director

Capital Stock:	855 million yen		1,494 million yen

Incorporation:	July 7, 1981		July 2, 1964

Principal Business:	Total logistics service of		Total logistics service of
	electronic components, etc.		electronic components, etc.

Number of Employees:	242		1,919

Share Holding Ratio: *As of September 30, 2003	TDK Corporation:	100%	Alps Electric Co., Ltd.:	50.6%
			Japan Trustee Services
			Bank, Ltd.:	8.9%
			The Master Trust
			Bank of Japan, Ltd.:	8.6%
			Alpine Electronics, Inc.:	2.4%
			Alps Logistics Co., Ltd.
			Corporate Shareholding
			Association:	1.6%

2.	Purpose (Reason) and Schedule of Merger:

•	To comply with globalization, streamlining of logistics and supply chain management (“SCM”)

•	Scheduled for October 2004

3.	Method of Merger and Merger Ratio: The Merger Ratio will be hereafter determined upon negotiations and discussions between both companies.

4.	Conditions after Merger: Both companies will merger on an equal basis; provided however, that Alps Logistics Co., Ltd. will become the surviving company for the purpose of legal proceedings.

5.	Future Prospect (for business results): Any financial impact arising from the merger on each of the consolidated net sales and net income is negligible.

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